June 26, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (317) 298-8924</u>

Mr. William R. Donaldson
Chief Executive Officer and
 Chief Financial Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, IN 46278

> **Re: Interactive Motorsports and Entertainment Corp.**
> **Form 10-K for the year ended December 31, 2004**
> **Filed March 29, 2005**
> **File No. 000-30771**

Dear Mr. Donaldson:

As we previously discussed with you in our conference call on June 7, 2006 we believe that you should restate your financial statements to account for the transaction with Race Car Simulator Corporation ("RCSC") as a borrowing in accordance with the guidance provided in paragraphs 21 – 22 of SFAS 13. In this regard, please also revise your revenue recognition policy with respect to sales where you retain substantial risks of ownership and describe your accounting for such arrangements. Your disclosures should also include the terms, conditions and obligations under your asset purchase and management agreement.

In your response to this letter, we ask that you explain to us in sufficient detail how you will account for this transaction as a borrowing in accordance with paragraph 22 of SFAS 13. In this regard, please explain to us how you will consider the unconditional guarantee in Section 4.12 of your asset purchase agreement, your obligations under Section 1(a)(ii) of the management agreement as well as any other relevant obligations under the management agreement and the expected life of the asset in determining the appropriate period over which you will recognize revenue. In your response, please tell us the minimum guarantee under your assigned operating leases and detail the amounts you plan to initially reflect in your balance sheet and how these amounts will be reflecting in your statement of operations for each period until the debt is fully amortized.

* * * *

You may contact Joshua Forgione, at (202) 551-3431, or me, at (202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

Sincerely,

Steven Jacobs
Accounting Branch Chief